FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of June, 2005


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: June 6, 2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext Articles of Association

Exhibit 99


                                                                           dated
                                                                       26-5-2005



                              UNOFFICIAL TRANSLATION
                       DEED OF AMENDMENT OF THE ARTICLES
                               OF ASSOCIATION OF
                                  UNILEVER N.V.


On the twenty-sixth day of May two thousand and five appears before me, Johannes Daniel Maria Schoonbrood, notaris (civil-law notary) practising in Amsterdam:
Bart Sicco Veldkamp, kandidaat-notaris (candidate civil-law notary), employed by De Brauw Blackstone Westbroek N.V., a limited liability company, with corporate seat in The Hague, with address at: 2596 AL The Hague, the Netherlands, Zuid-Hollandlaan 7, at the office in Amsterdam, born in Haarlem on the twenty-sixth day of December nineteen hundred and fifty-eight. The person appearing declares that on the tenth day of May two thousand and five the general meeting of shareholders of Unilever N.V., a limited liability company, with corporate seat in Rotterdam and address at: 3013 AL Rotterdam, Weena 455, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed. Pursuant to those resolutions the person appearing declares that he amends the company's articles of association such that these shall read in full as follows
                         ARTICLES OF ASSOCIATION:
Section I
Name and registered office.
Article 1.
The name of the Company is Unilever N.V. and its registered office is situated in Rotterdam.
Objects.
Article 2.
The objects for which the Company is established are to acquire interests in companies and business enterprises and to manage and finance companies and business enterprises regardless whether these are group companies and to do all things which, directly or indirectly, may be deemed to be incidental or conducive thereto in the widest sense, including especially the carrying out of an agreement between the Company (then named Lever Brothers & Unilever N.V.) and Lever Brothers & Unilever Limited (now named Unilever PLC) - an English company with objects similar to those of Unilever N.V. - entered into on the twenty-eighth day of June nineteen hundred and forty-six, which reaffirmed an agreement dated the thirty-first day of December nineteen hundred and thirty-seven concluded by the same parties and identical in its operative provisions, and which was modified on the twentieth day of July nineteen hundred and fifty-one and on the twenty-first day of December nineteen hundred and eighty-one.


Definitions.
Article 3.
In these Articles of Association the following terms shall have the following meaning:

addition:                       an alteration to the share register referred to in Article 11 paragraph 5;
Board of Directors:             the board of directors of the Company;
booking:                        a record in the share register referred to in Article 11 paragraph 1, to the extent that it relates to one or more shares for which no share certificates are outstanding;
Company:                        Unilever N.V. incorporated on the ninth day of November nineteen hundred and twenty-seven;
deletion:                       an alteration to the share register referred to in Article 11 paragraph 5;
depositary receipt for a        depositary receipt for a share in the capital of the Company issued
share:                          with the co-operation of the Company;
entry:                          an entry in the share register referred to in Article 11 paragraph 1, to the extent that it relates to one or more shares for which share certificates are outstanding;
Euribor:                        the interest rate for six months Euro funds set by the Banking Federation of the European Union at eleven hundred hours on the first day of each period;
Euronext:                       the stock exchange of Euronext Amsterdam N.V.
Executive Director:             a member of the Board of Directors referred to in Article 19 hereof;
General Meeting:                the corporate body the general meeting of shareholders or a meeting of such corporate body;
Group Chief Executive:          the Group Chief Executive referred to in article 19 paragraph 4;
holder of a depositary          a holder of a depositary receipt for a share in the capital of the
receipt for a share:            Company issued with the co-operation of the Company or a person to whom by law the same rights are attributed vis-a-vis the Company as those which are attributed to a holder of a depositary receipt for a share;
law:                            the law of the Netherlands;
Non-Executive Director:         a member of the Board of Directors referred to in Article 19 hereof;
person:                         a natural person or a legal entity;
person authorised to attend     (a) a shareholder entitled to vote, (b) a holder of a right of usufruct
and to vote at a General        or a right of pledge, who is entitled to the voting right attached to the
Meeting:                        share which is subject to the right of usufruct or the right of pledge and (c) such other persons referred to in Article 29 paragraph 1;
person authorised to attend     (a) a shareholder, (b) a holder of a depositary receipt for a share,
a General Meeting:              and (c) a holder of a right of usufruct or a right of pledge, but excluding the holder of such right in respect of a share of which the voting right vests in the holder of such share and in respect of whom at the time that the right of usufruct or the right of pledge was granted the rights which by law are conferred upon holders of depositary receipts for shares issued with the co-operation of a company were withheld and (d) such other persons referred to in Article 29 paragraphs 1 and 2;
Scrip:                          a fractional share referred to in Article 46 paragraph 1;
Secretary:                      a Secretary of the Company referred to in Article 25;
shareholder:                    a holder of a share in the capital of the Company or the joint holders of a share referred to in
                                Article 8 paragraph 2;
share certificate:              a certificate representing a share, a certificate representing more than one share and a certificate representing a fractional share;
statutory regulations:          regulations by or pursuant to the law of the Netherlands;
4% cumpref:                     a share of the class of shares as defined in Article 4 paragraph 1;
6% cumpref:                     a share of the class of shares as defined in Article 4 paragraph 1;
7% cumpref:                     a share of the class of shares as defined in Article 4 paragraph 1.
Section II
Capital and division into shares.
Article 4.
4.1.       The authorised capital of the Company is one thousand five hundred and thirty-seven million four hundred thousand Dutch guilders (NLG-1,537,400,000) divided into:
           seventy-five thousand (75,000) seven per cent cumulative preference shares of one thousand Dutch guilders (NLG-1,000)
           each, (the "7% cumprefs");
           two hundred thousand (200,000) six per cent cumulative preference shares of one thousand Dutch guilders (NLG-1,000) each,
           (the "6% cumprefs");
           seven hundred and fifty thousand (750,000) four per cent cumulative preference shares of one hundred Dutch guilders
           (NLG-100) each, (the "4% cumprefs");
           two thousand four hundred (2,400) ordinary shares of one thousand Dutch guilders (NLG-1,000) each; and
           one billion (1,000,000,000) ordinary shares of one Dutch guilder and twelve cents (NLG-1.12) each.
4.2.       The Company may issue shares not yet issued only pursuant to a resolution of the General Meeting or of another corporate body designated for such purpose by a resolution of the General Meeting. The issue shall be made with due regard to the statutory regulations applicable thereto and, where the authority to resolve thereon is vested in a corporate body other than the Board of Directors, not otherwise than in accordance with a proposal to such effect by the Board of Directors.
           The provisions of this paragraph shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to the issue of shares to a person who is exercising a previously acquired right to subscribe for shares.
Reduction of capital.
Article 5.
5.1.       Subject as hereinafter provided the Company may at any time repay the par value of the 4% cumprefs, either in whole or in part, subject to the statutory regulations applicable to reduction of the issued capital.
5.2.       If repayment in part be resolved upon, the shares to be repaid shall be ascertained by drawings.
5.3.       Repayment shall not take place so long as any dividend on any preference shares is in arrear.
Repurchase of shares.
Article 6.
6.1.       The Company may acquire fully paid ordinary and preference shares in its capital as well as depositary receipts for shares also otherwise than for no consideration, subject to the statutory regulations applicable thereto.
6.2.       The Company may, without authorisation of the General Meeting, acquire shares in its capital or depositary receipts for shares for the purpose of transferring such to employees in the service of the Company or of a group company by virtue of an arrangement applicable to them. These shares and depositary receipts have to be included in the price list of a stock exchange.
Section III
Shares, fractional shares , share register and share certificates.
Article 7.
7.1.       The ordinary shares of one thousand Dutch guilders (NLG-1,000) each are numbered 1 to 2,400 inclusive. The other shares are not numbered, without prejudice to the provisions of Article 9 and Article 11 hereof, regarding the numbering of share certificates and of bookings in the share register respectively.
7.2.       The ordinary shares numbered 1 to 2,400 inclusive shall be registered shares only. The other shares shall be either registered or, provided they are fully paid up, bearer shares.
7.3.       When shares are issued they shall be in registered or bearer form at the shareholder's option, subject to the provisions of this Article and any directions given by virtue hereof.
7.4.       At the request of a shareholder, who at the same time makes a request as mentioned in Article 12 hereof, shares already issued shall if registered be converted into bearer shares and if bearer shares be converted into registered shares, subject to the provisions of this Article and any directions given by virtue hereof.
7.5.       The Board of Directors may direct in the case of ordinary shares that requests for issue of bearer shares and requests for the conversion of registered shares into bearer shares or vice versa shall be complied with only if and to the extent that such request relates to five shares or a multiple thereof.
7.6.       The Board of Directors may split shares into fractional shares of one cent (NLG-0.01) or multiples thereof. Fractional shares of the same class, together representing the nominal amount of a share of that class, may be combined into one share by the Board of Directors at the request of the holder of such fractional shares, without prejudice to the provisions in Article 46 paragraph 8. The provisions of these Articles of Association relating to shares, share certificates and shareholders shall also apply to fractional shares, fractional share certificates and holders of fractional shares, save in so far as the contrary is expressed or follows from the meaning of the relevant provision.
Community of property of shares or depositary receipts for shares.
Article 8.
8.1.       If shares or depositary receipts for shares form part of a community of property, the Company is entitled to admit one person only, designated in writing by the joint participants, to exercise the rights attached to such shares or depositary receipts, except where otherwise provided by law or these Articles of Association. The joint participants may also designate more than one person. If the community of property comprises shares, the joint participants may determine at the time of the designation of the representative or thereafter - but only unanimously - that, if a joint participant so wishes, a number of votes corresponding to his interest in the community of property will be cast in accordance with his instructions.
           The Company shall record these instructions in the share register referred to in Article 11 hereof.
8.2.       If in respect of a share the shareholder rights vest in more than one person, then in these Articles of Association, notwithstanding the provisions of the first paragraph, "shareholder" shall mean the joint holders of that share.
           Furthermore, when mentioning is made of a request or any other action by a shareholder, these Articles of Association shall refer to the corresponding action of a person, who is authorised to perform that action on behalf of the shareholder or pursuant to his own right to perform that action, except where otherwise provided by law or these
           Articles of Association. What has been provided above, shall correspondingly apply to depositary receipts for shares issued with the co-operation of the Company.
Share certificates.
Article 9.
9.1.       In respect of registered shares, registered share certificates shall be issued to shareholders unless, at the shareholder's request, only a booking is recorded. In respect of bearer shares, bearer share certificates shall be issued to shareholders. The share certificates shall be obtainable for single shares and also for as many shares as the
           Board of Directors may direct. In respect of ordinary bearer shares, however, the Board of Directors may direct that the share certificates shall be obtainable only for five shares and for such multiples thereof as may be determined by the
           Board of Directors.
9.2.       The registered share certificates shall be obtainable in the form of a mantle with a set of dividend coupons - with or without a talon - which are intended to be surrendered to the Company in order to exercise rights to be granted in respect of the share, as mentioned in Article 41 hereof. In these Articles of Association such registered share certificates are hereafter referred to as type I share certificates.
           The registered share certificates for ordinary shares of one Dutch guilder and twelve cents (NLG-1.12) each shall also be obtainable in the form of a mantle without dividend coupons. In these Articles of Association such registered share certificates are hereafter referred to as type II share certificates.
9.3.       The bearer share certificates in respect of 7% cumprefs, 6% cumprefs and 4% cumprefs shall be obtainable in the form of a mantle with a set of dividend coupons - with or without a talon - which are intended to be surrendered to the Company in order to exercise rights to be granted in respect of the share, as mentioned in Article 41 hereof. In these Articles of
           Association such bearer share certificates are hereafter referred to as type A share certificates. The Board of Directors may direct in respect of each class of cumulative preference shares that bearer share certificates shall also be obtainable in the form of a mantle with a dividend sheet which is intended to be kept in deposit for the shareholder in order to exercise rights to be granted in respect of the share, as mentioned in Article 41 hereof. In these Articles of
           Association such bearer share certificates are hereafter referred to as type B share certificates. The bearer share certificates in respect of ordinary shares of one Dutch guilder and twelve cents (NLG-1.12) each shall only be obtainable in the form of type B share certificates.
           The dividend sheet of a type B share certificate shall be issued by the Company only to a depositary to be designated by the shareholder. Such designation must be made from among a group of depositaries who have been admitted for this purpose by the Board of Directors and whose custody of dividend sheets as aforesaid is administered by a body independent of the
           Company accepted therefor by the Board of Directors and who have undertaken not to pass such dividend sheets on to persons other than depositaries and exchanging agents admitted by the Board of Directors without the Board of Directors'
           consent and only to accept the deposit thereof on this condition.
9.4.       The share certificates for ordinary shares of one thousand Dutch guilders (NLG 1,000) each shall bear the same numbers as the share or shares to which they relate. The share certificates for the remaining shares shall each bear a number or a serial letter or serial letters and a number to distinguish share certificates of the same class or series and of the same nominal amount. The numbers 1 to 2,400 inclusive shall not be used for type I or type B share certificates for ordinary shares of one Dutch guilder and twelve cents (NLG-1.12) each.
9.5.       The mantles of the share certificates shall be signed on or before issue by two members of the Board of Directors or by a member of the Board of Directors and a Secretary. The date of signing shall be shown against the signatures.
           Furthermore type II share certificates shall, and all other share certificates may be countersigned by one or more persons designated by the Board of Directors for that purpose.
9.6.       The form and text of the share certificates shall be determined by the Board of Directors with due regard to the provisions of the preceding paragraphs hereof.
9.7.       Without prejudice to the provisions of Article 10 hereof, a share certificate or a part thereof may be cancelled only if surrendered to the Company for cancellation or if it relates to a share cancelled with due regard to the statutory regulations. Cancellation shall be effected by or by virtue of a resolution of the Board of Directors.
Duplicate share certificates.
Article 10.
10.1.      Without prejudice to the provisions of the law the Board of Directors may, to replace any share certificate or part thereof lost, mislaid or damaged, issue in place thereof, subject to such conditions and on such security being given as the Board of Directors shall deem necessary, either a new share certificate or a new part thereof, or a duplicate bearing the same number as the document which it replaces and showing clearly that it is a duplicate.
10.2.      At the time of issue of such new document or duplicate the document which it replaces shall become null and void.
10.3.      Any expenses incurred in complying with the conditions stipulated by the Board of Directors and in issuing the new document or duplicate may be charged to the applicant.
Share register.
Article 11.
11.1.      For the registered shares a register shall be kept by or on behalf of the Company which shall record each shareholder's name, the address to which he wishes any communications or documents relating to his share to be sent and, in the case of shares for which share certificates are outstanding, the number together with any serial letter or letters of such share certificate.
           Entries and bookings shall be recorded separately even though they concern one and the same shareholder.
11.2       The register mentioned in the preceding paragraph hereof may consist of several parts, and it may be kept either wholly or partly, in more than one original copy and in more than one place, at the Board of Directors' discretion.
           The form and contents of the share register and the particulars to be recorded therein shall be determined by the Board of Directors with due regard to the provisions of this Article and the relevant statutory regulations. The Board of
           Directors may determine that the records shall vary according to whether they relate to entries in respect of shares for which type I share certificates have been issued, to entries in respect of shares for which type II share certificates have been issued or to bookings.
11.3.      Where particulars of an entry or booking or any alteration therein are recorded at the shareholder's request, the Board of Directors may stipulate that such request shall be made in writing and be duly signed by the shareholder.
11.4.      Each booking shall relate to one class of shares only. It shall be given a number or a letter or letters together with a number, and it shall record for each shareholder the number and class of shares held by him and, besides the particulars mentioned in paragraph 1 hereof, the way in which he wishes payment to be made of dividends and any other cash distributions due to him on such shares. With due observance of the provisions of Article 41 payment shall be made into a bank account in the Netherlands, unless the Board of Directors at the shareholder's request allows payment to be effected otherwise.
11.5.      If there is any alteration in any of the particulars recorded in a booking, such alteration shall be recorded against the booking in the share register.
11.6.      Every initial booking and every addition or deletion shall show the date on which it is recorded in the register and shall be certified by means of the signatures of a member of the Board of Directors and of a Secretary. The Board of
           Directors may decide that the signature of a member of the Board of Directors or of a Secretary or of both may be substituted by the signature of persons specially authorised for that purpose by the Board of Directors, provided always that every booking, addition or deletion shall in all cases be certified by means of two different signatures.
11.7.      The Company shall have discharged its obligations arising from the rights attached to a registered share if, in fulfilment thereof, it relies on the particulars recorded in the share register in accordance with the provisions of the preceding paragraphs hereof and of Article 8 hereof and shall bear no responsibility for acts as referred to in this
           Article and in Articles 8, 12, 13 and 14 hereof which it performs at the request of a person whom it takes in good faith to be the person entitled to exercise the rights concerned or his representative. The Company shall not be obliged to examine the authenticity of signatures, power of disposition, power of representation or capacity to act, unless in the circumstances of the case failure to do so would be considered to be gross negligence on the part of the Company.
Exchange of registered and bearer share certificates.
Article 12.
12.1.      If the holder of one or more registered share certificates or bearer share certificates lodging these with the Company for cancellation so requests then, subject to the provisions of Articles 7 and 9 hereof and any directions given by virtue thereof, he shall instead of such share certificates and for the same total nominal amount have issued to him one or more new share certificates, each for as many shares as he requests and of the type desired by him and/or have a new booking or addition, as mentioned in Article 11 hereof, recorded in his name in the share register.
12.2.      If a shareholder in whose name a booking has been recorded so requests then, subject to the provisions of Articles 7 and
           9 hereof and any directions given by virtue thereof, he shall instead of such booking and after deletion thereof, have issued to him one or more share certificates for the same total nominal amount, each for as many shares as he requests and of the type desired by him.
12.3.      The Board of Directors may require a request as mentioned in this Article to be made on a form obtainable free of charge from the Company which shall be signed by the shareholder.
12.4.      A request by a shareholder as mentioned in Article 11, paragraph 3 hereof or as mentioned in this Article, and the lodgment with the Company of a share certificate or of an instrument as referred to in Article 13, paragraph 3, hereof, shall be made at the place to be designated for this purpose by the Board of Directors. Different places may be designated for different classes of shares and share certificates.
12.5.      For each cancellation or issue of a share certificate pursuant to the provisions of this Article and of Article 13 hereof the Company shall be entitled, subject to the relevant statutory regulations, to charge a reasonable sum to the applicant.
12.6.      The provisions of this Article are mutatis mutandis applicable to those who hold a right of usufruct or a right of pledge on one or more shares.
Section IV
Transfer of shares.
Article 13.
13.1.      The transfer of ownership of a registered share for which a share certificate is outstanding can, without prejudice to the provisions of paragraph 3 hereof and without prejudice to the provisions of Article 14 paragraph 2 hereof, be effected only either by service upon the Company of an instrument of transfer of ownership of the share and lodgment with it of the share certificate or by written acknowledgement by the Company upon submission to it of an instrument of transfer of ownership and lodgment of the share certificate with the Company. In both cases the Company shall record the transfer of ownership on the share certificate or cancel such share certificate and issue one or more new share certificates for the same total nominal amount registered in the name of the person(s) entitled to the share(s).
13.2.      The transfer of ownership of a registered share for which no share certificate is outstanding can, without prejudice to the provisions of paragraph 3 hereof and subject to the provisions of Article 14, paragraph 2, be effected only either by service upon the Company of an instrument of transfer of ownership of the share or by written acknowledgement by the
           Company upon submission to it of an instrument of transfer of ownership of the share. The written acknowledgement of the transfer of ownership shall, after deletion of the existing booking in the share register, be effected either by recording an initial booking or an addition as referred to in Article 11 hereof in the name of the person entitled to the share or by issuing one or more share certificates registered in the name of the transferee for the same total nominal amount registered in the name of the person(s) entitled to the share(s).
13.3.      For written acknowledgement by the Company of the transfer of ownership of a registered share, unless such transfer is made with the consent of the Board of Directors, it is required:
           a.     if a type I share certificate is outstanding for the share or if a booking for the share is recorded in the share register: that an instrument of transfer of ownership, by means of a form to be supplied free of charge by the
                  Company, duly completed and signed by or on behalf of the transferor, has been lodged with the Company;
           b.     if a type II share certificate is outstanding for the share: that the instrument printed on the back of the share certificate or a separate instrument couched in identical terms, duly completed and signed by or on behalf of the transferor, has been lodged with the Company.
Additional transfer requirements.
Article 14.
14.1.      The provisions of Article 13 hereof shall apply correspondingly to:
           a.     the allocation of a registered share upon the division of any community of property;
           b.     the creation and transfer of a right of usufruct or the creation of a right of pledge on a registered share, provided that the written acknowledgement thereof in the case of a share for which a share certificate is outstanding can be effected only by making a record thereon to such effect.
14.2.      The transfer of a registered share as a result of a foreclosure shall take place in accordance with the relevant statutory regulations in force, provided that if a share certificate for the share is outstanding the lodgment of the share certificate with the Company shall also be required for the transfer of ownership.
Section V
Special provisions relating to the ordinary shares numbered 1 to 2,400 inclusive.
Article 15.
15.1.      Ordinary shares belonging to the series numbered 1 to 2,400 inclusive may be transferred by the holder only to one or more other holders of such shares numbered 1 to 2,400 inclusive.
15.2.      The provisions of the preceding paragraph of this Article may be deviated from with the consent of all the holders of the ordinary shares numbered 1 to 2,400 inclusive, given unanimously at a meeting of such holders at which all such holders are present or represented.
15.3.      Before acknowledgement of a transfer is effected, the Board of Directors shall ascertain that the provisions laid down for such transfer have been duly complied with.
Article 16.
16.1.      On the death of a holder of any ordinary share bearing one of the numbers 1 to 2,400 inclusive - or on the dissolution of a partnership, association or company being a holder of such share - the heirs-at-law, legal successors or liquidators shall be bound, within three months at the latest after the date of such death or after the date of the resolution for such dissolution, to offer all the shares registered in the name of their legal predecessor or in the name of such partnership, association or company, successively and in such order as they may desire, to all the other holders of such shares at the price last quoted on Euronext for the ordinary shares of the Company prior to the date of the offer.
16.2.      The heirs-at-law, legal successors or liquidators mentioned in the preceding paragraph shall, not later than three months after the date of the said death or resolution for dissolution, give notice thereof in writing to the Board of Directors, specifying the person or persons to whom, in accordance with the provisions aforesaid, they wish the transfer of the said shares numbered 1 to 2,400 inclusive, belonging to their legal predecessor or the partnership, association or company as the case may be to be effected, at the same time lodging with the Board of Directors an instrument of transfer of ownership, as mentioned in Article 13, paragraph 3 sub-paragraph (a) hereof, and the relative share certificates.
16.3.      The provisions of the foregoing paragraphs of this Article may be deviated from with the consent of all the holders of the ordinary shares numbered 1 to 2,400 inclusive, given unanimously at a meeting of such holders, at which all such holders are present or represented.
Article 17.
17.1.      If the notice mentioned in the preceding Article hereof, together with the specification, the instrument and the share certificates referred to in such Article have not been lodged with the Board of Directors within the period stated in the said Article, the Board of Directors shall notify the other holders of the ordinary shares numbered 1 to 2,400 inclusive accordingly, at the same time convening a meeting of the holders of such shares. This meeting shall then designate one or more holders of the said shares who are prepared to take over the shares in question, to whom the heirs-at-law, legal successors or liquidators concerned shall be bound to transfer such shares forthwith at the price last quoted on Euronext for the ordinary shares of the Company prior to the date of such designation.
17.2.      The chairman of the said meeting shall have the designation mentioned in the preceding paragraph hereof communicated forthwith to the Board of Directors and the Board of Directors shall notify the heirs-at-law, legal successors or liquidators concerned accordingly within fourteen days after such meeting.
17.3.      In the event of the heirs-at-law, legal successors or liquidators failing to transfer all the said shares registered in the name of their legal predecessor or in the name of the dissolved partnership, association or company, to the person or persons designated by the said meeting within fourteen days after notification of such designation to them, the Board of
           Directors may effect such transfer themselves by signing on their behalf an instrument as mentioned in Article 13, paragraph 3 sub-paragraph (a) hereof; such transfer shall be recorded at the same time in the share register mentioned in
           Article 11 hereof and - if necessary - duplicate share certificates shall be issued to the transferees. The issue of any such duplicate shall render the document it replaces null and void. All expenses incurred in connection with the issue of such duplicates shall be borne by the heirs-at-law, legal successors or liquidators herein referred to.
Article 18.
All announcements and communications required by the foregoing Articles of this Section shall be sent by registered letter.
Section VI
Management.
Article 19.
19.1.      The management of the Company shall be conducted by a Board of Directors.
19.2.      The Board of Directors shall consist of one or more Executive Directors and Non-Executive Directors.
19.3.      Only natural persons can be Non-Executive Directors.
19.4.      The Board of Directors shall determine the number of Executive Directors and the number of Non-Executive Directors. The
           Board of Directors may appoint one of the Executive Directors as Group Chief Executive for such period as the Board of
           Directors may decide.
19.5.      The Executive Directors and Non-Executive Directors shall be appointed by the General Meeting from a binding nomination comprising at least such number of persons as shall be required by law for each vacancy, to be drawn up by the meeting of the holders of ordinary shares numbered 1 to 2,400 inclusive. Notwithstanding the provisions of paragraph 4 and 6 of this
           Article, the General Meeting may appoint a member of the Board of Directors as its discretion if the meeting of the holders of ordinary shares numbered 1 to 2,400 inclusive has not within a reasonable period after having been invited thereto made a nomination.
           A nomination is binding when it has been made in due time, in accordance with the applicable law and provided it only includes the names of persons who have offered themselves for election to the board of directors of Unilever PLC at or about the same time as their nomination for election to the Board of Directors of the Company. However, the General
           Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, which majority should represent more than one-half of the issued share capital.
           In the event that a nomination is overruled in accordance with the preceding sentence, a new meeting shall be convened to be held within three months thereafter, notwithstanding the other provisions of this Article. At this new meeting a new Director may be appointed with an absolute majority of the votes cast at such General Meeting, notwithstanding the provisions of paragraph 6 of this Article.
           Pending one or more vacancies the Board of Directors remains properly constituted.
19.6.      When a proposal is made to the General Meeting for the appointment of a member of the Board of Directors, the name of the person or persons (first) nominated shall be included in the agenda of such General Meeting or in the notes thereto.
19.7.      The nomination list shall be lodged with the Board of Directors in good time before the day on which the General Meeting is to deal with the appointment of one or more members of the Board of Directors so that the Board of Directors can place the appointments on the agenda for that meeting.
19.8.      The remuneration of the Executive Directors shall be determined by the Board of Directors.
19.9.      Each of the Non-Executive Directors shall be paid a fee at such rate as may from time to time be determined by the Board of Directors provided that the aggregate of all fees so paid per annum to Non-Executive Directors shall not exceed the amount per annum decided by the General Meeting.
19.10.     Unless Dutch law provides otherwise, the following shall be reimbursed to current and former members of the Board of
           Directors:
           a.     the reasonable costs of conducting a defence against claims (also including claims by the Company) based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Company's request;
           b.     any damages payable by them as a result of an act or failure to act as referred to under a;
           c.     the reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the Board of Directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.
           There shall be no entitlement to reimbursement as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful ("opzettelijk"), intentionally reckless ("bewust roekeloos") or seriously culpable ("ernstig verwijtbaar") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. If and to the extent that it has been established by a Dutch court in a final and conclusive decision that the person concerned is not entitled to reimbursement as referred to above, he shall immediately repay the amount reimbursed by the Company. The
           Company may request that the person concerned provide security for his repayment obligation. The Company may take out liability insurance for the benefit of the persons concerned. The Board of Directors may by agreement or otherwise give further implementation to the above.
Annual resignation and dismissal.
Article 20.
20.1.      All Executive Directors shall retire each year at the Annual General Meeting as per the moment of appointment of at least one Executive Director.
           All Non-Executive Directors shall retire each year at the Annual General Meeting as per the moment of appointment of at least one Non-Executive Director.
           Members of the Board of Directors are eligible for immediate reappointment, subject to the provisions of Article 19.
20.2.      The General Meeting may at any time remove or suspend any member of the Board of Directors. The resolution referred to in the preceding sentence shall state the reasons therefor.
Chairman of the Board of Directors.
Article 21.
21.1.      The Board of Directors shall appoint one of its members to be its Chairman for such period as the Board of Directors may decide.
21.2.      The Board of Directors may appoint one or more of its members as Vice-Chairman of the Board of Directors for such period as the Board of Directors may decide. If the Chairman is absent or unwilling to take the chair, a Vice-Chairman shall be entrusted with such of the duties of the Chairman entrusted to him by these Articles of Association as the Board of
           Directors may decide.
21.3.      If no Chairman has been appointed or if the Chairman is absent or unwilling to take the chair, a meeting of the Board of
           Directors shall be presided over by a Vice-Chairman or in the event of his absence or unwillingness to take the chair, by a member of the Board of Directors or another person present designated for such purpose by the meeting.
Meetings.
Article 22.
22.1.      Meetings of the Board of Directors may be called at any time, either by one or more members of the Board of Directors or, on his or their instructions, by a Secretary .
22.2.      The Secretaries may attend the meetings of the Board of Directors.
           The Board of Directors may decide to permit others to attend a meeting as well.
Powers, restrictions.
Article 23.
23.1.      The Board of Directors shall be entrusted with the management of the Company and shall for such purpose have all the powers within the limits of the law that are not granted by these Articles of Association to others.
23.2.      The Board of Directors may entrust the Group Chief Executive with the operational management of the Company and the business enterprise connected therewith. The Board of Directors may entrust the Group Chief Executive furthermore with the preparation of the decision making process of the Board of Directors and the implementation of the decisions taken by the Board of Directors to the extent that the Board of Directors has not instructed a committee to do so or has not decided otherwise.
           For the purposes of this paragraph, paragraph 3 and paragraph 6, if no Group Chief Executive is appointed these powers shall be exercised and these duties shall be fulfilled by the Executive Directors jointly.
23.3.      The Group Chief Executive shall determine which duties regarding the operational management of the Company and the business enterprises connected therewith will be carried out under his responsibility by one or more other Executive
           Directors or by one or more other persons.
23.4.      The Non-Executive Directors shall supervise the policy and the fulfilment of duties of the Group Chief Executive or of the Executive Directors, respectively, and the general affairs of the Company and they shall be furthermore entrusted with such duties as are and shall be determined by or pursuant to these Articles of Association.
23.5.      The Board of Directors may establish such committees as it may deem necessary which committees may consist of one or more members of the Board of Directors or of other persons. The Board of Directors appoints the members of each committee and determines the tasks of each committee. The Board of Directors may at any time change the duties and the composition of each committee.
23.6.      Timely the Group Chief Executive shall provide the Non-Executive Directors with all information which is required for the exercise of their duties.
23.7.      Without prejudice to its other powers and duties, the Board of Directors is authorised to raise money by issues of notes, to dispose of interests in companies and business enterprises and to enter into transactions:
           a.     in respect of a subscription for shares imposing special obligations upon the Company;
           b.     concerning the acquisition of shares upon terms differing from those upon which membership in the Company is offered to the public;
           c.     having for their object to secure some advantage to one of the founders of the Company or to a third party concerned in its formation;
           d.     relative to payments upon shares other than in cash, without being subject to any restriction in this respect.
23.8.      In the event of the absence or inability to act of one or more members of the Board of Directors, the powers of the Board of Directors remain intact.
           In the event of the absence or inability to act of all members of the Board of Directors, the Secretaries, acting jointly, or the only Secretary in office, shall temporarily be responsible for the management of the Company until the vacancies have been filled.
           In the event of the absence or inability to act of all members of the Board of Directors the Secretaries or the only
           Secretary in office will as soon as possible take the necessary measures required for a permanent solution.
Representation.
Article 24.
24.1.      The Board of Directors shall represent the Company.
24.2.      The Company shall also be represented by the Group Chief Executive (if appointed) as well as by two other Executive
           Directors acting jointly. In addition, except in the case of representation by virtue of a special power of attorney and in the cases mentioned in paragraph 5 of this Article and in Article 9 paragraph 5, the Company shall be represented either by an Executive Director together with a Secretary or an attorney or by two Secretaries or by one Secretary together with an attorney or by two attorneys, in the last case subject to the limitations imposed upon the powers of any such attorneys on or after their appointment.
           The Board of Directors shall have the power, without prejudice to its responsibility, to cause the Company to be represented by one or more attorneys. These attorneys shall have such powers as shall be assigned to them on or after their appointment and in conformity with these Articles of Association, by the Board of Directors.
           The Non-Executive Directors have no power to represent the Company.
24.3.      The signing of mantles of share certificates, elements thereof, extracts from the register referred to in Article 11 hereof and notes issued by the Company may be effected by stamping or printing in facsimile the signatures of those who are authorised by virtue of these Articles of Association to represent the Company for such purpose.
24.4.      A document which persons, solely or jointly empowered to represent the Company in pursuance of paragraph 2 hereof, have signed as a certified true copy of or extract from the minutes of a General Meeting, of a meeting of holders of a class of shares or of a meeting of the Board of Directors shall as between the Company and third parties be proof of a valid resolution by such meetings in accordance with the contents of such copy or extract.
24.5.      If the Company is a shareholder, supervisory director or director of another corporate body, it may also be represented as such at meetings of shareholders, supervisory directors or the board of such corporate body by one Executive Director authorised for this purpose by the Board of Directors.
24.6.      If an Executive Director is acting in his personal capacity when entering into an agreement with the Company or when conducting any litigation against the Company, the Company may be represented, with due observance of the provisions of paragraph 2 hereof by the other Executive Directors, unless the General Meeting appoints another person for that purpose to represent the Company. In the event that an Executive Director has a conflict of interest vis-a-vis the Company in any other manner than as described in the first sentence of this paragraph, every Executive Director, subject to the provisions of paragraph 2 hereof, shall have power to represent the Company.
Secretaries.
Article 25.
25.1.      The Board of Directors may appoint one or more Secretaries from outside its members.
25.2.      A Secretary shall have such powers as are assigned to him by these Articles of Association and, subject to these Articles of Association, by the Board of Directors on or after his appointment.
25.3.      A Secretary may be removed from office at any time by the Board of Directors.
Regulations.
Article 26.
With due observance of these Articles of Association the Board of Directors may adopt one or more sets of regulations dealing with such matters as its internal organisation, the manner in which decisions are taken, the composition, the duties and organisation of committees and any other matters concerning the Board of Directors, the Group Chief Executive (if appointed), the Executive
Directors and the committees established by the Board of Directors.
Section VII
Meetings of holders of a class of shares.
Article 27.
The provisions of the Articles 28 to 33 inclusive and of Article 35 hereof relating to the General Meeting shall, save in so far as is otherwise expressed or follows from the meaning of the relevant provision, apply correspondingly to the meeting of holders of preference shares, to the meeting of holders of preference shares of a particular class and the meeting of ordinary shareholders and
- subject to the provisions of Article 36 hereof - to the meeting of the holders of ordinary shares of one thousand Dutch guilders each numbered 1 to 2,400 inclusive.
Place of meetings. Convocation. Registration date.
Article 28.
28.1.      The General Meetings shall be held at Rotterdam, Vlaardingen, The Hague, Utrecht, Amsterdam or Haarlemmermeer at such time and place as the Board of Directors shall decide.
28.2.      The notice convening a General Meeting shall be issued by or on behalf of the Board of Directors by way of advertisement in the daily newspapers mentioned in Article 33 hereof. At least fourteen days notice shall be given, not counting the day of issuing the notice and the day of the meeting.
28.3.      The notice shall state which requirements shareholders and holders of depositary receipts for shares must meet under the provisions of Article 29 hereof, in order that they may attend the General Meeting or be represented thereat by proxy.
28.4.      The notice shall furthermore contain the agenda for the meeting or - except in the case of a proposal to amend the
           Articles of Association - shall state that the agenda is available for inspection by shareholders and by holders of depositary receipts for shares at the Company's registered office.
28.5.      Proposals by shareholders or holders of depositary receipts for shares shall be put on the agenda only if they have been lodged in writing with the Board of Directors by one or more shareholders or holders of depositary receipts for shares who alone or together represent at least one-hundredth of the issued capital or who represent the market value in shares as set in respect thereto by or pursuant to the law on a date not later than the sixtieth day before the day of the meeting and provided that there is not an important interest of the Company at stake which prohibits that such proposal is put on the agenda. Registered shareholders shall at the same time state the numbers of the share certificates and/or of the bookings for the shares held by them, and holders of bearer shares must show that on the day on which the proposals are lodged in writing with the Board of Directors they are holders of such shares, either by submitting a declaration by a bank confirming that at that time the bank held the share certificates for them, or by other means to the satisfaction of the Board of Directors.
Admittance to a General Meeting.
Article 29.
29.1.      Without prejudice to the provisions of Article 8 hereof, any person who at the date of a General Meeting is a shareholder or a holder of a depositary receipt for a share and in respect of whom the requirements set out in paragraph 3 or in paragraph 4 hereof have been met shall be entitled either in person or by proxy appointed in writing:
           a.     to attend and speak at such meeting;
           b.     to the extent a voting right in respect of the share accrues to him by virtue of the law: to exercise such voting right at the meeting.
29.2.      Besides the persons mentioned in paragraph 1 hereof, only members of the Board of Directors and the Secretaries and persons whom the meeting or its chairman may admit shall be entitled to attend the meeting.
29.3.      Shareholders intending to attend the General Meeting shall:
           a.     in order to be able to exercise the powers mentioned in paragraph 1 hereof in respect of a registered share -
                  notify the Company in writing of their intention by the time and at the place mentioned in the notice, either stating the number of the share certificate or of the booking for the said share, or using a form to be furnished for this purpose by or on behalf of the Company;
           b.     in order to be able to exercise the powers mentioned in paragraph 1 hereof in respect of a bearer share: produce a voucher issued by a depositary office mentioned in the notice of meeting and showing that the mantle of the share certificate or, if this was specifically indicated in the notice of meeting, the entire share certificate had been deposited by the shareholder by the time mentioned in the notice and that the depositary office concerned accepts responsibility towards the Company for ensuring that the mantle or the share certificate as the case may be will not be handed over before the end of the meeting except upon surrender of the voucher.
           The time mentioned in (a) and (b) above shall not be later than the third day following that of the notice convening the meeting nor earlier than the seventh day prior to that of the meeting.
29.4.      The Board of Directors may determine that persons authorised to attend a General Meeting or persons authorised to attend and to vote at a General Meeting shall be those persons who as such have been registered in one or more register or registers designated for that purpose by the Board of Directors at a time designated for that purpose by the Board of
           Directors, irrespective of whom at the time of the General Meeting would have been a person authorised to attend a
           General Meeting or a person authorised to attend and to vote at a General Meeting if a registration date referred to in this paragraph would not have been established.
           The convocation to attend a General Meeting shall mention the registration time as well as the manner in which persons authorised to attend a General Meeting and persons authorised to attend and to vote at a General Meeting can register themselves and exercise their rights.
           The provisions of paragraph 3, sub-paragraphs a and b shall apply correspondingly.
29.5.      In the event that the powers mentioned in paragraph 1 will be exercised by a proxy, then in addition to the notification
           - if and when it applies with due observance of the provisions of paragraph 4 hereof - the proxy must have been received by the Company by not later than the date or dates mentioned for that purpose in the convocation. A proxy may exercise the powers mentioned in paragraph 1 hereof only for shares in respect whereof the numbers of the share certificates or of the bookings are specified in the instrument of proxy, unless his instrument of proxy is on a form furnished for this purpose by or on behalf of the Company.
29.6.      The provisions of paragraphs 3 and 5 hereof shall apply correspondingly to depositary receipts for shares and to the holders of such depositary receipts for shares.
Number of votes.
Article 30.
The person who is authorised by virtue of these Articles of Association to exercise the voting right attaching to one or more shares at the General Meeting may cast as many votes in respect thereof as the number of complete times the sum of ten cents
(NLG-0.10) is comprised in the total nominal amount thereof.
Chairman, minutes.
Article 31.
31.1.      The Chairman of the Board of Directors shall preside at General Meetings. If no Chairman of the Board of Directors has
           been appointed and also if the Chairman is absent or unwilling to take the chair, the General Meeting shall, subject to the provisions of Article 21, paragraph 2 hereof in respect of a Vice-Chairman, be presided over by such other member of the Board of Directors or such other person, whether a shareholder or not, as the Board of Directors may determine.
           If at a meeting no person is present who can act as the Chairman of that meeting in accordance or pursuant to these
           Articles of Association, then one of the shareholders present shall be charged by the meeting to take the chair of that meeting.
31.2.      The minutes of the General Meeting - unless the business transacted thereat is recorded by a notary - shall be taken by a person to be designated for this purpose by the Board of Directors. The minutes shall include the full text of the resolutions adopted by the General Meeting and, at the request of a person who was entitled to address the meeting, the concise content of what he said, and further all that which the Chairman of the meeting may deem necessary. The minutes shall be finally settled and signed by the Chairman of the meeting and by the person referred to in the first sentence of this paragraph.
Resolutions.
Article 32.
32.1.      All resolutions by a General Meeting shall, except where the law or these Articles of Association otherwise provide, be passed by an absolute majority of the votes cast. Blank or invalid votes shall not count.
32.2.      The Chairman of the meeting determines the method of voting.
32.3.      In the event of an equality of votes concerning persons, lots shall be drawn; in the case of other matters than persons the resolution shall be deemed to have been rejected.
Publication of convocations.
Article 33.
All notices by the Company shall be published in at least two Dutch daily newspapers to be selected by the Board of Directors.
Notifications and announcements by the Company shall be made in the manner determined by the Board of Directors.
The provisions of this article shall apply save in so far as otherwise provided in these Articles of Association and without prejudice to any additional, legal or regulatory publication requirements.
Annual General Meeting.
Article 34.
34.1.      The General Meetings shall be distinguished between Annual General Meetings and extraordinary General Meetings and shall be convened by the Board of Directors.
34.2.      The Annual General Meeting shall be held not later than the month of June.
34.3.      The order of business to be transacted at the Annual General Meeting is:
           a.     consideration of the Annual Report submitted by the Board of Directors;
           b.     adoption of the Annual Accounts drawn up by the Board of Directors, which Annual Accounts include the appropriation of the profit realised in the preceding financial year, subject to the provisions of Article 38 hereof;
           c.     the granting of discharge to the Executive Directors for the fulfilment of their task in the preceding financial year;
           d.     the granting of discharge to the Non-Executive Directors for the fulfilment of their task in the preceding financial year;
           e.     appointment of Executive Directors and Non-Executive Directors;
           f.     appointment of one or more experts charged with the auditing of the Annual Accounts for the current year;
           g.     consideration of the other items on the agenda referred to in Article 28 hereof.
Extraordinary General Meetings.
Article 35.
Extraordinary General Meetings shall be held whenever the Board of Directors so decides or at the request by one or more shareholders and holders of depositary receipts for shares together representing at least one-tenth of the issued capital who make a request to that effect in writing to the Board of Directors, specifying the resolutions which they wish to be considered. The provisions of the second sentence of Article 28 paragraph 5 shall hereby apply correspondingly.
Meetings of holders of ordinary shares numbered 1 to 2,400 inclusive.
Article 36.
The following special arrangements shall apply to meetings of the holders of the ordinary shares of one thousand Dutch guilders each numbered 1 to 2,400 inclusive:
a.     meetings of the holders of these shares may be convened by notice sent out at least seven days - in cases of urgency five days - prior to the date of the meeting;
b.     such meetings shall be held at the place mentioned in the convocation and shall themselves provide for their conduct and for the taking of minutes of the business transacted thereat;
c.     the agenda of the business to be dealt with at such meetings need not be included in the notice, nor have been made available for inspection in the manner provided in Article 28, paragraph 4, hereof;
d.     such meetings may also be called by any holder of one or more such shares;
e.     if all the holders of such shares are present or represented thereat such meeting, even in case it has not been convened in accordance with the relative provisions of these Articles of Association, shall, with the approval of all present, be deemed to have been validly convened.
Section VIII
Financial year, Annual Accounts.
Article 37.
37.1.      The financial year of the Company is the calendar year.
37.2.      If by virtue of the agreement referred to in Article 2 hereof any claim against or liability towards Unilever PLC arises for the Company as a result of the declaration of the dividends to be distributed for the financial year by the Company and by Unilever PLC, such claim or liability shall be credited or debited as the case may be to the Company's Profit and
           Loss Account for that financial year.
37.3.      The Board of Directors shall keep the Annual Accounts which it has drawn up and its Annual Report, together with the information to be added thereto pursuant to the law and the declaration issued by the expert(s) referred to in Article
           34, paragraph 3, sub-paragraph (f), hereof, available for inspection by shareholders and by holders of depositary receipts for shares at the Company's office from the day on which the notice convening the General Meeting is issued until the termination of such meeting and shall make copies thereof available for such holders free of charge; other persons may obtain copies at cost.
37.4.      Adoption of the Annual Accounts shall be made by the General Meeting.
Allocation of profits.
Article 38.
38.1.      The profit shown by the adopted Annual Accounts for the preceding financial year shall, after the reserves which have to be kept by virtue of the law or the agreement referred to in Article 2 hereof have where necessary been provided therefrom and losses not yet covered from previous years have been made good and after the reserves deemed necessary by the Board of Directors have been provided, be applied as follows.
38.2.      Firstly, the holders of the 7% cumprefs, 6% cumprefs and 4% cumprefs shall be paid the dividends due to them of seven per cent, six per cent and four per cent as the case may be on the nominal amount of their shares.
38.3.      If the amount of the profit remaining after application of paragraph 1 hereof is not sufficient to implement in full the provisions of paragraph 2 hereof, such amount shall be distributed among the holders of the 7% cumprefs, 6% cumprefs and
           4% cumprefs in such manner that the percentages of dividend payable on the 7% cumprefs, 6% cumprefs and 4% cumprefs shall be in the ratio of seven to six to four.
38.4.      In the event mentioned in paragraph 3 hereof, the deficit shall be made good in subsequent years, provided always that the profits of subsequent years remaining after implementation of the provisions of paragraphs 1 and 2 hereof in respect of such profits shall first be applied in making good the arrears in the dividends for previous years so that, if insufficient profit remains to make good these arrears, the percentages of dividend paid in order to make good the arrears of dividend on the 7% cumprefs, 6% cumprefs and 4% cumprefs shall be in the ratio of seven to six to four.
38.5.      The profits remaining after the provisions of the preceding paragraphs have been applied shall be distributed to the holders of the ordinary shares in proportion to the par value of their respective holdings of ordinary shares.
Interim distributions.
Article 39.
The Board of Directors may resolve to make an interim distribution on shares in so far as an interim statement of assets and liabilities shows that the Company's capital and reserves are higher than the sum of the paid-up and called capital plus the reserves which have to be kept by virtue of the law or these Articles of Association.
Distribution in the form of shares.
Article 40.
Resolutions to make a distribution in whole or in part by issuing shares in the capital of the Company may be passed only by the corporate body authorised to resolve on the distribution, without prejudice to the powers that might be vested in another corporate body with regard to the issue of shares not yet issued.
Payment of distributions.
Article 41.
41.1.      The Board of Directors shall determine the place or places where a distribution is obtainable. At least one place in the
           Netherlands shall be designated for this purpose for all classes of shares, except for shares for which a type II share certificate has been issued.
41.2.      If, as regards the latter shares, a cash dividend is made obtainable only outside the Netherlands, the payment shall be made on these shares in the currency of the country concerned calculated at the rate of exchange on Euronext at the date on which such distribution is resolved upon. If and to the extent that on the first day on which the distribution is obtainable the Company, in consequence of Government action, war or other exceptional circumstances beyond its control, is unable to make payment at the place designated outside the Netherlands or in the foreign currency, the Board of
           Directors may to that extent designate one or more places in the Netherlands instead, in which event the provisions of the preceding sentence hereof shall to that extent no longer apply.
41.3.      The Board of Directors shall determine the date from which a distribution is obtainable. Different dates may be set in respect of the ordinary shares or the various classes of preference shares and in respect of registered shares for which type I or II share certificates are outstanding, bearer shares for which type A or type B share certificates are outstanding, or shares for which bookings as referred to in Article 11 hereof have been recorded in the share register.
41.4.      In respect of a distribution on a registered share, for which a type II share certificate is outstanding or for which a booking as mentioned in Article 11 hereof has been recorded in the share register, the Company shall be released as against the person entitled thereto by placing whatsoever is obtainable at the disposal of or dealing therewith as instructed by the person in whose name the share is recorded at the time fixed for such purpose by the Board of
           Directors. Different times may be fixed for the two categories mentioned in this paragraph.
41.5.      The person entitled to a distribution on a registered share for which a type I share certificate is outstanding, or on a bearer share for which a type A share certificate is outstanding must, in order to be able to exercise his right to such distribution, surrender to the Company the dividend coupon designated therefor by the Board of Directors at one of the places indicated for this purpose by the Board of Directors.
41.6.      The person entitled to a distribution on a bearer share for which a type B share certificate is outstanding must, in order to be able to exercise his right to such distribution, have the dividend sheet of such share certificate deposited with a depositary as mentioned in Article 9, paragraph 3, hereof by the time fixed for such purpose by the Board of
           Directors. In respect of such distributions, the Company shall be released as against the persons entitled thereto by placing whatsoever is obtainable, or a bearer certificate of entitlement thereto, at the disposal of or dealing therewith as instructed by the body mentioned in Article 9, paragraph 3, hereof charged with administration in favour of the persons for whom, at the time mentioned in the previous sentence hereof, the dividend sheets are deposited as provided therein.
41.7.      The Board of Directors may waive the requirements of paragraph 5 and of the first sentence of paragraph 6 hereof, subject to such conditions and on such security being given as the Board of Directors shall deem necessary.
41.8.      Any resolution to make a distribution, and the places and times mentioned in this Article shall be made known in such manner as the Board of Directors may consider appropriate.
41.9.      In the event of any right being granted to shareholders, not consisting of a distribution out of profits or out of the liquidation balance and not included among the powers described in Article 29 hereof, the provisions of the foregoing paragraphs hereof shall apply thereto correspondingly.
Loss of rights.
Article 42.
42.1.      The right to a cash distribution shall lapse and the amount concerned be credited to the Company's Profit and Loss
           Account if such amount has not been collected five years after the first day on which it was obtainable.
42.2.      If a distribution is made by issuing ordinary shares in the Company's capital, any shares not claimed by the person entitled thereto five years after the first day on which they were obtainable may be converted into money by the Company on his account. The right to the proceeds shall lapse and such proceeds be credited to the Company's Profit and Loss
           Account if they have not been collected by the person entitled thereto twenty years after the first day on which the shares were obtainable.
Section IX
Alteration of the Articles of Association and winding up.
Article 43.
43.1.      Without prejudice to the provisions of Article 44 hereof, resolutions by the General Meeting to alter these Articles of
           Association shall be valid only if proposed by the Board of Directors.
43.2.      Resolutions to alter these Articles of Association which would prejudice the rights of the holders of the 7% cumprefs, 6%
           cumprefs or 4% cumprefs under these Articles of Association shall require the approval of the meeting of the holders of the preference shares concerned given by at least three-fourths of the votes cast at such meeting.
43.3.      The provisions of paragraph 2 hereof shall not apply to a resolution to alter these Articles of Association relating to a reduction of the Company's issued capital in the event of the repayment of the 4% cumprefs as provided in Article 5 hereof.
Alteration of the agreement referred to in Article 2.
Article 44.
44.1.      Resolutions to alter or terminate the agreement referred to in Article 2 hereof shall be valid only if passed by the
           General Meeting upon a proposal by the Board of Directors. Such resolutions shall require the approval of the holders of ordinary shares, given by majority vote at a meeting of such holders at which at least one-half of the total issued ordinary capital of the Company is represented. If the resolution proposed relates to an alteration of the said agreement which would prejudice the interests of the holders of preference shares under the said agreement, or to the termination of the agreement, then such resolution shall also require the approval of the holders of preference shares given by at least three-fourths of the votes cast at a meeting of such holders at which not less than two-thirds of the total issued preference capital of the Company is represented.
44.2.      If at any meeting as referred to in paragraph 1 hereof the capital prescribed therein should not be represented, a new meeting shall be convened, to be held within three months thereafter. The provisions of paragraph 1 hereof shall apply correspondingly to this new meeting, except that such new meeting may give the approval referred to therein regardless of the capital represented thereat.
Dissolution.
Article 45.
45.1.      The resolution to dissolve the Company shall be valid only if proposed by the Board of Directors and if carried at the
           General Meeting by at least three-fourths of the votes cast thereat.
45.2.      On the dissolution of the Company, the liquidation shall be carried out by the Board of Directors, unless otherwise resolved by the General Meeting.
45.3.      The provisions of these Articles of Association shall continue in force as far as possible during the liquidation.
45.4.      The resolution to dissolve the Company shall also set the remuneration of the liquidators.
45.5.      The liquidation balance after payment of all liabilities and charges shall, subject to the relevant statutory regulations, be applied in the first place in paying off the 7% cumprefs, 6% cumprefs and 4% cumprefs both as to capital and arrears of dividend.
45.6.      If the liquidation balance does not permit of such payment, the balance available shall be applied in the first place in making good any arrears of dividend on the 7% cumprefs, 6% cumprefs and 4% cumprefs and, if insufficient for making good such arrears, it shall be applied as provided in Article 38, paragraph 4, hereof. Any balance remaining thereafter shall be distributed among the holders of the 7% cumprefs, 6% cumprefs and 4% cumprefs pro rata to their holdings.
45.7.      Whatever remains after the provisions of paragraphs 5 and 6 have been applied shall be distributed to the holders of the ordinary shares in proportion to their respective holdings of ordinary shares.
Section X
Transitional provisions.
Article 46.
46.1.      In connection with the alteration of the Articles of Association which took effect on the tenth day of May one thousand nine hundred and ninety-nine, the ordinary shares with a nominal value of one Dutch guilder (NLG-1) held by each shareholder have been converted into such number of ordinary shares with a nominal value of one Dutch guilder and twelve cents (NLG-1.12), as results from multiplying the total number of ordinary shares of one Dutch guilder (NLG 1) held by such shareholder with one hundred/one hundred twelfth. A possible fraction of one ordinary share of one Dutch guilder and twelve cents (NLG-1.12) resulting from this multiplication has been converted into one or more subshares of ordinary shares of one Dutch guilder and twelve cents (NLG 1.12), hereafter called "Scrips", of one cent (NLG-0.01), with if necessary a rounding upward to a full Scrip.
46.2.      As long as Scrips are outstanding as a consequence of the conversion of the ordinary shares of one Dutch guilder (NLG-1), as provided in this Article, the following provisions apply.
46.3.      The Scrips are to bearer. Only bearer certificates will be issued for the Scrips, together with a dividend sheet, not consisting of separate dividend coupons.
46.4.      Notwithstanding the provisions of paragraph 3 , the provisions of Title 4 of Book 2 of the Dutch Civil Code on shares and shareholders apply accordingly to Scrips and holders of Scrips, to the extent not stipulated otherwise in those provisions.
46.5.      The provisions of these Articles of Association on ordinary shares to bearer respectively on holders of such shares apply accordingly to Scrips and holders of Scrips, to the extent those provisions and the paragraphs 6, 7 and 8 hereafter do not stipulate otherwise.
46.6.      The holder of a Scrip can not elect to register the Scrip in his name.
46.7.      Every holder of a Scrip is entitled to one/one hundred twelfth of the (interim) dividend and any other distribution to which the holder of an ordinary share is entitled.
46.8.      In the event the holder of a Scrip acquires such number of Scrips that he holds in total one hundred and twelve (112) or more Scrips, then each time one hundred and twelve (112) Scrips held by him are automatically converted in one ordinary bearer share of one Dutch guilder and twelve cents (NLG-1.12), which the Company makes available against delivery of the one hundred and twelve (112) Scrips to the holder thereof, unless the shareholder elects to register this share in his name. The Company may charge costs for conversion.
Article 47.
47.1.      The share certificates issued before the tenth day of May one thousand nine hundred and ninety-nine according to Model B for ordinary shares of one Dutch guilder (NLG-1) will have to be exchanged after the alteration to the Articles of
           Association which took effect on the tenth day of May one thousand nine hundred and ninety-nine by the relevant shareholder for share certificates according to Model B of ordinary shares of one Dutch guilder and twelve cents
           (NLG-1.12) by applying the calculation set forth in Article 46 paragraph 1. The Company may charge costs for such exchange.
47.2.      Contrary to the provision of paragraph 1 of this Article, every registered share certificate in respect of an ordinary share which is co-signed by Morgan Guaranty Trust Company of New York and which is issued in pursuance of a version of these Articles of Association in force prior to the tenth day of May one thousand nine hundred and ninety-nine, will have to be returned to Morgan Guaranty Trust Company of New York, in exchange for which the shareholders will be directly registered in the New York share register of the Company maintained by Morgan Guaranty Trust Company of New York.
           Certificates of shares will only be issued to these shareholders at their request and the Company may charge costs for such issuing of certificates. In order to exercise rights attached to the registered shares in respect of which certificates have been issued which are co-signed by Morgan Guaranty Trust Company of New York, after the thirtieth day of July one thousand nine hundred and ninety-nine, the holders of such shares will have to have exchanged these certificates for a direct registration in the New York share register of the Company maintained by Morgan Guaranty Trust
           Company of New York.
47.3.      Every booking before the tenth day of May one thousand nine hundred and ninety-nine in the share register of ordinary shares of one Dutch guilder (NLG-1) will, after the entering into effect of the alteration to the Articles of Association on the tenth day of May one thousand nine hundred and ninety-nine, be deemed to be a registration of such number of ordinary shares of one Dutch guilder and twelve cents (NLG-1.12) as results from applying the calculation described in
           Article 46 paragraph 1. Scrips are not registered in the share register.
47.4.      In order to exercise rights attached to ordinary shares of four Dutch guilders each outstanding on the thirteenth day of
           October one thousand nine hundred and ninety-seven and in respect of which type A certificates have been issued, after the first day of March one thousand nine hundred and ninety-eight, the holders of such shares will have to have exchanged the type A share certificates into type B share certificates in respect of ordinary shares of one Dutch guilder (NLG-1).
Article 48.
The provisions with respect to the ten cents cumulative preference shares of ten cents (NLG-0.10) (the "tencentscumprefs") as contained in the deed of amendment to the Articles of Association of the thirteenths day of May two thousand and four will remain applicable until further notice. Such provisions are quoted below.
This article and its heading shall lapse when the Company files at the Trade Register that (i) the capital reduction in the form of the cancellation of all issued tencentscumprefs which was resolved upon by the General Meeting of the Company on the tenth day of
May two thousand and five has become effective and that (ii) this Article and its heading shall lapse. Until such moment Article 4 paragraph 1 of the Articles of Association of the Company shall read as follows:
"4.1.      The authorised capital of the Company is one thousand five hundred and thirty-seven million four hundred thousand guilders (NLG-1,537,400,000) divided into:
           seventy-five thousand (75,000) seven per cent cumulative preference shares of one thousand guilders (NLG-1,000) each,
           (the "7% cumprefs");
           two hundred thousand (200,000) six per cent cumulative preference shares of one thousand guilders (NLG-1,000) each, (the
           "6% cumprefs");
           seven hundred and fifty thousand (750,000) four per cent cumulative preference shares of one hundred guilders (NLG-100)
           each, (the "4% cumprefs");
           two thousand four hundred (2,400) ordinary shares of one thousand guilders (NLG-1,000) each;
           one billion (1,000,000,000) ordinary shares of one guilder and twelve cents (NLG-1.12) each; and
           six hundred and fifty million (650,000,000) ten cents cumulative preference shares of ten guildercents (NLG-0.10) and upon issue a notional value of fourteen guilders and fifty cents (NLG-14.50) each, (the "tencentscumprefs").".
The other provisions remaining applicable until further notice are:
1. from Article 3 (old) the following definitions:
"notional value:         the notional value attributed to the tencentscumprefs referred to in Article 4 paragraph 1 and Article 47 paragraph 4;"
"tencentscumpref: a share of the class of shares defined as such in Article 4 paragraph 1;";
2. Article 7 paragraph 6 (old):
"7.6.      The Board of Directors may split shares into fractional shares of one guildercent (NLG-0.01) or multiples thereof.
           Fractional shares of the same class, together representing the nominal amount of a share of that class, may be combined into one share by the Board of Directors at the request of the holder of such fractional shares, without prejudice to the provisions in Articles 46 paragraph 8 and 47 paragraph 3. The provisions of these Articles of Association relating to shares, share certificates and shareholders shall also apply to fractional shares, fractional share certificates and holders of fractional shares, save in so far as the contrary is expressed or follows from the meaning of the relevant provision.";
3. from Article 9 paragraph 3 (old) the fifth sentence:
"The bearer share certificates in respect of ordinary shares of one guilder and twelve cents (NLG-1.12) each as well as the bearer share certificates in respect of the tencentscumprefs shall only be obtainable in the form of type B share certificates.";
4. Article 38 paragraphs 5, 6 and 7 (old):
"38.5.     From the amount of the profit remaining after the application of the provisions of paragraphs 1, 2, 3 and 4 dividend is distributed, if possible, to the holders of the tencentscumprefs, calculated in the manner as set forth in paragraph 6 of this Article."
"38.6.     Holders of the tencentscumprefs are entitled to a cumulative preferential dividend in guilders at a rate of sixty-five per cent (65%) of Euribor on the notional value of each tencentscumpref. Such dividend is to be paid semi-annually in arrears on the ninth day of June and the ninth day of December of each calendar year.
           In case the tencentscumprefs have not been outstanding during the entire financial year the dividend is decreased in proportion with time, taking into account the period of the calendar year in which the tencentscumprefs were outstanding."
"38.7.     In case the amount of profit remaining after application of paragraphs 1, 2, 3 and 4 is not sufficient to implement in full the provisions of paragraph 5, such amount will be distributed among the holders of the tencentscumprefs in proportion to the holdings of these shares. In the situation mentioned in the previous sentence, the deficit shall be made good in subsequent years, provided always that the profits of subsequent years, remaining after implementation of the provisions of paragraphs 1 up to and including 4, shall first be applied in making good the arrears in the dividends for previous years, so that, if insufficient profit remains to make good these arrears, making good takes place in proportion to the holdings of tencentscumprefs.";
5. Article 43 paragraphs 2 and 3 (old):
"43.2.     Resolutions to alter these Articles of Association which would prejudice the rights of the holders of the 7% cumprefs, 6%
           cumprefs, 4% cumprefs or tencentscumprefs under these Articles of Association shall require the approval of the meeting of the holders of the preference shares concerned given by at least three-fourths of the votes cast at such meeting."
"43.3.     The provisions of paragraph 2 hereof shall not apply to a resolution to alter these Articles of Association relating to a reduction of the Company's issued capital in the event of the repayment of the 4% cumprefs as provided in Article 5 hereof, or in the event of the repayment of the tencentscumprefs as provided in Article 47 hereof.";
6. Article 45 paragraphs 7 and 8 (old):
"45.7.     From the balance remaining after application of the provisions in paragraphs 5 and 6 of this Article a payment shall be made to the holders of tencentscumprefs equal to the notional value per tencentscumpref, together with any arrears in dividend. In case the liquidation balance is not sufficient to make those payments, then such payments shall be decreased in proportion to the holdings of tencentscumprefs."
"45.8.     Whatever remains after the provisions of paragraphs 5, 6 and 7 have been applied shall be distributed to the holders of the ordinary shares in proportion to their respective holdings of ordinary shares.";
7. Article 47 (old):
"47.1.     After five years have lapsed since the first issue of tencentscumprefs, the Board of Directors may decide to convert in the manner provided in this Article."
"47.2.     Conversion means that for every tencentscumpref such number of Scrips of ordinary shares of one guilder and twelve cents
           (NLG 1.12) are acquired by the holder of such tencentscumpref as results from dividing an amount of fourteen guilders and forty cents (NLG-14.40) by the product of one/one hundred twelfth times the weighted average price on Euronext of an ordinary share of one guilder and twelve cents (NLG 1.12) on the last trading day before the day of conversion, provided, however, that a maximum of ten Scrips can be acquired for every tencentscumpref.
           In the event the application of this calculation results in a fraction of a Scrip, rounding downward takes place."
"47.3.     The provisions in Article 46 paragraphs 3 up to and including 8 apply accordingly to the Scrips."
"47.4.     After conversion the notional value of the tencentscumprefs shall be ten guildercents (NLG 0.10) increased with - in case of rounding downward as meant in the last sentence of the second paragraph - the notional value which results from multiplying the resulting fraction of a Scrip as meant in the last sentence of the second paragraph with the product of one/one-hundredtwelfth times the weighted average price on Euronext of an ordinary share of one guilder and twelve cents
           (NLG-1.12) on the last trading day before the day of conversion.
           In the event the application of this calculation results in a fraction of a guildercent, rounding upward to the nearest guildercent takes place."
"47.5.     After conversion the tencentscumprefs can, with due observance of the statutory provisions, be redeemed against repayment of the notional value.".

These quoted provisions will at all times be read and construed in the context of the Articles of Association as contained in the deed of amendment to the Articles of Association of the thirteenth day of May two thousand and four. Finally the person appearing declares that at the time of the execution of this deed the issued share capital of the Company amounts to nine hundred twenty-eight million seven hundred seventy-two thousand three hundred eighty-six Dutch guilders and fifty cent(NLG-928,772,386.50) divided into: twenty-nine thousand (29,000) 7% cumprefs:
one hundred sixty-one thousand sixty (161,060) 6% cumprefs;
seven hundred and fifty thousand (750,000) 4% cumprefs;
two thousand four hundred (2,400) ordinary shares of one thousand Dutch guilders (NLG-1,000);
five hundred seventy-one million five hundred seventy-five thousand nine hundred (571,575,900) ordinary shares of one Dutch guilder and twelve cents (NLG-1.12); and
two hundred eleven million four hundred seventy-three thousand seven hundred eighty-five (211,473,785) tencentscumprefs.The required ministerial declaration of no-objection was granted on the twenty-third day of May two thousand and five, number N.V. 37.326.
The ministerial declaration of no-objection and a document in evidence of the resolutions, referred to in the head of this deed, are attached to this deed.
In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.
Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that he has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.